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AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CoView Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, Suite 3104
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Yellin — (212) 750-0011
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm CoView Capital, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Patricia Casey

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/11
Certificate filed in New York County

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008
(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CoView Capital, Inc.

We have audited the accompanying statement of financial condition of CoView Capital, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of CoView Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 24, 2009

COVIEW CAPITAL, INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 186,508
Certificate of deposit	15,177
Investment in nonmarketable security, at fair value (cost $21,500)	43,000
Investment in marketable security, at fair value (cost $3,300)	7,413
Office furniture and equipment, net of accumulated depreciation of $95,594	8,628
Other assets	33,631
	$ 294,357
LIABILITIES	
Accrued expenses	$ 27,001
Deferred rent	20,005
	47,006
Long-term loan	70,000
	117,006
Commitment	
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; authorized,1,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	671,499
Accumulated deficit	(494,149)
	177,351
	$ 294,357

COVIEW CAPITAL, INC.

Statement of Operations
Year Ended December 31, 2008

Revenues:	
Consulting and advisory fee income	$ 415,394
Interest income	1,742
Net unrealized gain on investments	14,066
Other income	9,898
	441,100
Expenses:	
Compensation and other benefits	166,009
Occupancy expenses	121,451
Professional fees	40,736
Travel and associated expenses	25,595
Quotation fees	25,148
Registration fees	2,305
Other operating expenses	57,142
Imputed interest	3,000
	441,386
Net loss	$ (286)

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Changes in Stockholder's Equity

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance - January 1, 2008	$ 174,637	$ 1	$ 668,499	$ (493,863)
Interest imputed for non-interest bearing loan from stockholder	3,000		3,000	
Net loss	(286)			(286)
Balance - December 31, 2008	$ 177,351	$ 1	$ 671,499	$ (494,149)

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2008

Subordinated liability at January 1, 2008	**$ 100,000**
Repayment of subordinated liability	**(30,000)**
Reclassification of subordinated liability	**(70,000)**
Subordinated liability at December 31, 2008	**$ 0**

COVIEW CAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (286)
Adjustments to reconcile net loss to net cash used in operating activities:	
Imputed interest for loan from stockholder	3,000
Unrealized appreciation on investments	(14,066)
Depreciation	3,736
Changes in:	
Other assets	99
Accrued expenses	(28,979)
Deferred rent	7,758
Net cash used in operating activities	(28,738)
Cash flows from investing activities:	
Purchase of office furniture and equipment	(4,745)
Purchase of certificate of deposit	(424)
Net cash used in investing activities	(5,169)
Cash flows from financing activities:	
Repayment of loan	(30,000)
Net decrease in cash and cash equivalents	(63,907)
Cash and cash equivalents at beginning of year	250,415
Cash and cash equivalents at end of year	$ 186,508

NOTE A - THE COMPANY

CoView Capital, Inc. (the "Company") is a member of the National Association of Securities Dealers, Inc. and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows. The company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit.

[2] Depreciation and amortization:

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.

[3] Consulting fee income and revenue recognition:

Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimation includes valuation of nonmarketable securities. These estimates may be adjusted as more current information becomes available.

[5] Valuation of securities:

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Valuation of securities: (continued)

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company's investment in marketable security is classified within Level 1 of the fair value hierarchy. The market value of positions in securities shall be as follows: securities that are listed on an exchange or the NASDAQ National Market and are freely transferable or securities traded over the counter and not listed on the NASDAQ National Market that are freely transferable shall be valued at their last sale price on such exchange during the regular or primary trading session on the date of determination or "official closing price" (if applicable), or, if no sales occurred on such day, at the "bid" price at the close of business on such day if held long and at the "asked" price at the close of business on such day if sold short.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently or not at all and therefore have little or no readily available pricing. The Company develops Level 3 inputs based on the best information available in the circumstances. The Company has a private placement position, which generally is originally reflected at their transaction price. Thereafter, these positions are subsequently valued based on changes in financial ratios.

When a pricing model is used to value Level 3 investment, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] New accounting pronouncement:

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2008:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 7,413	Level 1
Common stock	43,000	Level 3
Total assets	$ 50,413	

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2008. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2008. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2008.

	Level 3 Equities
Balance - January 1, 2008	$ 21,500
Unrealized gains	21,500
Balance - December 31, 2008	$ 43,000
Change in unrealized gains	$ 21,500

NOTE D - INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax. At December 31, 2008, the Company has a deferred tax benefit of approximately $17,000 which relates primarily to net operating loss carryforwards. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c-3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $90,942, which exceeded the minimum net capital requirement of $7,800 by $83,142.

NOTE F - LEASE COMMITMENT AND DEFERRED RENT

The Company is obligated under leases for equipment and office space, which expire in January 2011. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year Ending December 31,	
2009	$ 110,580
2010	110,580
Thereafter	9,215
	$ 230,375

For financial statement purposes, expense related to the lease is being recognized on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is being reported as a deferred rent liability and is being amortized over the lease term. Rent expense was $121,451 for the year ended December 31, 2008.

NOTE G - PROFIT SHARING PLAN

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 3% of an employee's salary, up to a maximum of $5,100 per employee. For the year ended December 31, 2008, the Company did not contribute to the profit sharing plan.

NOTE H - LOAN PAYABLE

At December 31, 2007, the Company had an interest-free loan of $100,000 due on December 31, 2008 under a subordination agreement with the stockholder. In February 2008, $30,000 of the loan was repaid. On January 13, 2009, the Company entered into an interest-free subordinated note for the balance of the loan, which is due on the last day of February 2012. An implied interest rate of 4% has been used, which represents an estimated interest rate of financing arrangements available to the Company, and is recorded as additional paid-in capital in 2008. This loan is subject to approval by the Financial Industry Regulatory Authority ("FINRA").

SUPPLEMENTARY INFORMATION

COVIEW CAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity from statement of financial condition	$ 177,351
Non-allowable assets:	
Investment in nonmarketable securities	(43,000)
Office furniture and equipment	(8,628)
Other assets	(33,631)
Total non-allowable assets	(85,259)
Net capital before haircuts	92,092
Haircuts on investments	(1,150)
Net capital	$ 90,942
Net capital requirements:	
Aggregate indebtedness	$ 117,006
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 7,800
Excess net capital	$ 83,142
Ratio of aggregate indebtedness to net capital	1.29 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unauditing amended Form X-17A-5 Part II filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Stockholder of
CoView Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CoView Capital, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of CoView Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 24, 2009